                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------
                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Varco International Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   922122 10 6
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                                 (CUSIP Number)

                                  SCF Partners
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                            Attention: Anthony DeLuca
                                 (713) 227-7888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 3, 2002
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
    NUMBER        7   SOLE VOTING POWER
      OF              None
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED            4,159,457
      BY          --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON        --------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                      4,159,457
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,159,457
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
    NUMBER        7   SOLE VOTING POWER
      OF              None
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED            4,159,457
      BY          --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON        --------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                      4,159,457
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,159,457
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D.O.S. Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
    NUMBER        7   SOLE VOTING POWER
      OF              None
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED            1,536,108
      BY          --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON        --------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                      1,536,108
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,536,108
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FGSI Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
    NUMBER        7   SOLE VOTING POWER
      OF              None
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED            1,507,128
      BY          --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON        --------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                      1,507,128
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,507,128
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
    NUMBER        7   SOLE VOTING POWER
      OF              None
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED            3,043,236
      BY          --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON        --------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                      3,043,236
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,043,236
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons & Associates, Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
    NUMBER        7   SOLE VOTING POWER
      OF              None
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED            7,206,036
      BY          --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON        --------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                      7,206,036
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,206,036
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
    NUMBER        7   SOLE VOTING POWER
      OF              276,700
    SHARES        --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
     OWNED            7,206,036
      BY          --------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          276,700
    PERSON        --------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                      7,206,036
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,482,736
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
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                                EXPLANATORY NOTE

         This Amendment No. 5 to Schedule 13D (the "Amendment") relates to the common stock, par value $.01 per share (the "Common Stock"), of Varco International, Inc. a Delaware corporation (formerly Tuboscope Vetco International Corporation and referred to herein as the "Issuer"). All of the securities of the Issuer beneficially owned by the parties listed below (the "Reporting Persons") are referred to herein as the "Securities." The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, Texas, 77051.

         This Amendment is filed jointly by SCF-III, L.P. ("SCF-III"), SCF-II, L.P. ("SCF-II"), D.O.S. Partners, L.P. ("D.O.S. Partners"), FGSI Partners, L.P. ("FGSI Partners"), SCF Partners, L.P. ("SCF Partners"), L.E. Simmons & Associates, Incorporated ("L.E. Simmons & Associates") and L.E. Simmons. This Amendment amends the amended and restated statement on Schedule 13D filed by the Reporting Persons on January 4, 2001, as amended by Amendment No. 2 thereto filed by the Reporting Persons on June 4, 2001, as amended by Amendment No. 3 thereto filed by the Reporting Persons on July 11, 2001, and as amended by Amendment No. 4 thereto ("Amendment No. 4") filed by the Reporting Persons on April 11, 2002 .

         Item 5 of Amendment No. 4 is hereby amended and restated as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). Based upon information contained in the Issuer's periodic reports, approximately 96,146,721 shares of the Issuer's Common Stock were issued and outstanding as of March 22, 2002.

         SCF-III directly beneficially owns 4,159,457 shares of Common Stock. SCF-III shares voting and investment power respecting such 4,159,457 shares, which constitute approximately 4.3% of the outstanding Common Stock of the Issuer, with SCF-II, L.E. Simmons & Associates and L.E. Simmons.

         SCF-II does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-III, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-III. As a result, it may be deemed to beneficially own 4,159,457 shares of Common Stock, which shares constitute approximately 4.3% of the outstanding Common Stock of the Issuer.

         D.O.S. Partners directly beneficially owns 1,536,108 shares of Common Stock. D.O.S. Partners shares voting and investment power respecting such 1,536,108 shares, which constitute approximately 1.6% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         FGSI Partners directly beneficially owns 1,507,128 shares of Common Stock. FGSI Partners shares voting and investment power respecting such 1,507,128 shares, which constitute approximately 1.6% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         SCF Partners does not directly own any securities of the Issuer, but because it is the sole general partner of D.O.S. Partners and FGSI Partners, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by D.O.S. Partners and FGSI Partners. As a result, it may be deemed to beneficially own 3,043,236 shares of Common Stock, which constitute approximately 3.2% of the Common Stock of the Issuer.

         L.E. Simmons & Associates directly beneficially owns 3,343 shares of Common Stock of the Issuer. In addition, because it is the sole general partner of SCF-II and SCF Partners, L.E. Simmons & Associates may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-II and SCF Partners. As a result, it may be deemed to beneficially own 7,206,036 shares of Common Stock, which constitute approximately 7.5% of the outstanding Common Stock of the Issuer.

         L.E. Simmons may be deemed to beneficially own 7,482,736 shares of Common Stock, which constitute approximately 7.8% of the Common Stock of the Issuer. Mr. Simmons directly beneficially owns 262,700 shares of Common Stock. Mr. Simmons has sole voting and dispositive power respecting such 262,700 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Mr. Simmons is deemed to beneficially own an additional 14,000 shares of Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Mr. Simmons has sole voting and dispositive power respecting such 14,000 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Additionally, because Mr. Simmons is the sole stockholder of L.E. Simmons & Associates, he may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer that L.E. Simmons & Associates Incorporated may be deemed to beneficially own. As a result, Mr. Simmons may be deemed to beneficially own an additional 7,206,036 shares of Common Stock.

         (c). On various dates indicated below, D.O.S. Partners sold shares of Common Stock at per share prices indicated below (in each case, net of commissions and applicable fees) in market transactions on the New York Stock Exchange.

-----------------------------------------------------------------------------------------------------
           DATE                     AVERAGE PRICE               SHARES SOLD BY D.O.S. PARTNERS, L.P.
           ----                     -------------               -------------------------------------
-----------------------------------------------------------------------------------------------------
5/1/02                                 $20.96                     730,000
-----------------------------------------------------------------------------------------------------
5/2/02                                 $21.12                     200,000
-----------------------------------------------------------------------------------------------------
5/3/02                                 $21.57                     250,000
-----------------------------------------------------------------------------------------------------

         In addition, on May 3, 2002, D.O.S. Partners distributed an aggregate of 126,025 shares of Common Stock to certain of its partners in lieu of their respective participation in the sales described above. In connection with these distributions, SCF Partners and L.E. Simmons received 106,958 shares and 19,067 shares, respectively. On the same date, SCF Partners distributed the 106,958 shares it received from D.O.S. Partners to certain of its partners in lieu of their respective participation in the sales described above. In connection with these distributions, L.E. Simmons & Associates and L.E. Simmons received 1,741 shares and 89,047 shares, respectively. As a result of the aforementioned sales and distributions, the pecuniary interest of L.E. Simmons & Associates and L.E. Simmons in the Common Stock of the Issuer was unchanged.

         Other than the foregoing transactions, no person identified in response to Item 5 above has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

         (d) and (e).  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A         Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P.,
                  D.O.S. Partners, L.P., FGSI Partners, L.P., SCF Partners,
                  L.P., L.E. Simmons & Associates, Incorporated and L.E.
                  Simmons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2002

                             SCF-III, L.P.
                             By: SCF-II, L.P.
                                 By:  L.E. Simmons & Associates, Incorporated
                                      By: /s/ ANTHONY DeLUCA
                                          ---------------------------------
                                          Anthony DeLuca, Managing Director

                             SCF-II, L.P.
                             By:  L.E. Simmons & Associates, Incorporated
                                  By: /s/ ANTHONY DeLUCA
                                      ---------------------------------
                                      Anthony DeLuca, Managing Director

                             D.O.S. PARTNERS, L.P.
                             By:  SCF Partners, L.P.
                                  By:  L.E. Simmons & Associates, Incorporated
                                       By: /s/ ANTHONY DeLUCA
                                           ---------------------------------
                                           Anthony DeLuca, Managing Director

                             FGSI PARTNERS, L.P.
                             By:  SCF Partners, L.P.
                                  By:  L.E. Simmons & Associates, Incorporated
                                       By: /s/ ANTHONY DeLUCA
                                           ---------------------------------
                                           Anthony DeLuca, Managing Director

                             SCF PARTNERS, L.P.
                             By:  L.E. Simmons & Associates, Incorporated
                                  By: /s/ ANTHONY DeLUCA
                                      ---------------------------------
                                      Anthony DeLuca, Managing Director


                             L.E. SIMMONS & ASSOCIATES, INCORPORATED
                             By: /s/ ANTHONY DeLUCA
                                 ---------------------------------
                                 Anthony DeLuca, Managing Director

                             L.E. SIMMONS

                             /s/ L.E. SIMMONS
                             ------------------------------------
                             L.E. Simmons, individually

                                  EXHIBIT INDEX


EXHIBIT A         Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P.,
                  D.O.S. Partners, L.P., FGSI Partners, L.P., SCF Partners,
                  L.P., L.E. Simmons & Associates, Incorporated and L.E.
                  Simmons.